Exhibit 99.3

Annual Information Form for the year ended December 31, 2024, dated February 13, 2025

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form for the year ended

December 31, 2024

February 13, 2025

1.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2024 annual Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company or of our assumptions.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o

potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in the MD&A;

o

our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.
●	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Digital, TELUS Health and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.
●	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;
o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

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o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;
o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;
o

deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.
●	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of customer, team member or business information.
●	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to the operational reliability, responsible AI usage, data privacy and cybersecurity, and the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, and regulation could also affect future implementation that could affect demand for our services.
●	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

●	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and
o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).
●	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;
o	technical disruptions and infrastructure breakdowns;
o	delays and rising costs, including as a result of government restrictions or trade actions; and
o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.
●	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.
●	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

December 31, 2024 | 3

●	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.
●	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;
o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and
o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

TELUS Digital’s ability to achieve targets or other guidance regarding its business, which if not achieved could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both. Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR.

●	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.
●	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.
●	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and
o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this Annual Information Form.

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2.	TABLE OF CONTENTS
	Page reference
		Incorporated by reference from the 2024 annual
Item	Annual Information Form	Management’s discussion and analysis[1]	Financial statements[1]
1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2	61,69,75
2 TABLE OF CONTENTS	5
3 CORPORATE STRUCTURE
3.1 Name, address and incorporation	6
3.2 Intercorporate relationships	6		Note 28(b)
4 GENERAL DEVELOPMENT OF BUSINESS
4.1 Three-year history	7	6,13,14,30,110
5 DESCRIPTION OF BUSINESS
5.1 Who we are	20
(a) Organization	20	30
(b) Our strategy	20	13
(c) Business overview	21	6,19,23,31,37,42,61
(d) Competitive environment	21	19,84
(e) Corporate social responsibility and environment	21
(f) Employee relations	22	23
5.2 Risk factors	22	75
5.3 Regulation	22	69,80
6 DIVIDENDS AND DISTRIBUTIONS	22	50
7 DESCRIPTION OF CAPITAL STRUCTURE
7.1 General description of capital structure	23	27,69,80
7.2 Constraints	24
7.3 Ratings	26	50,52
8 MARKET FOR SECURITIES
8.1 Trading price and volume	28
8.2 Prior sales	28		Note 26(b)
9 DIRECTORS AND OFFICERS
9.1 Name, occupation and security holding	28
9.2 Cease trade orders, bankruptcies, penalties or sanctions	30
10 LEGAL PROCEEDINGS AND REGULATORY ACTIONS	31	108	Note 29(a)
11 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	31
12 TRANSFER AGENT AND REGISTRAR	31
13 MATERIAL CONTRACTS	31
14 INTERESTS OF EXPERT	31
15 AUDIT COMMITTEE	32
16 ADDITIONAL INFORMATION	34
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	35

1   As filed on SEDAR+ on February 13, 2025

Each Section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 (2024 annual MD&A), referred to in this Annual Information Form (AIF) is incorporated by reference and filed on SEDAR+ at sedarplus.ca. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability and ESG report and the telus.com website, these documents and website are not incorporated into this AIF. In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

December 31, 2024 | 5

3.	CORPORATE STRUCTURE
3.1	Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares, and non-voting shares of BCT and BC TELECOM were dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis. On March 17, 2020, TELUS subdivided its issued and outstanding Common Shares on a two-for-one basis. On January 1, 2024, as part of an internal reorganization TELUS Holdings 2023 Inc. amalgamated with TELUS Corporation.

TELUS maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia Street, Vancouver, B.C.

3.2	Intercorporate relationships and TELUS subsidiaries

TELUS’ telecommunications businesses are primarily operated through TELUS Communications Inc (TCI). TELUS International (Cda) Inc. (d.b.a. TELUS Digital Experience) (TELUS Digital) is a digital customer experience innovator that designs, builds and delivers next-generation solutions, including artificial intelligence and content moderation, for global and disruptive brands, supporting their clients’ digital transformation journeys and enabling clients to swiftly embrace next-generation digital technologies to deliver better business outcomes.

In February 2021, TELUS International (Cda) Inc. made an initial public offering (IPO) of subordinate voting shares (TI Subordinate Voting Shares); both TELUS Corporation and a TELUS International (Cda) Inc. non-controlling shareholder individually also offered TI Subordinate Voting Shares in conjunction with the IPO.

In the year ended December 31, 2024, TCI and TELUS Digital were the only subsidiaries that owned assets constituting more than 10% of the consolidated assets of TELUS and that generated sales and operating revenues that exceeded 10% of the consolidated sales and operating revenues of TELUS. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI and TELUS Digital), together did not exceed 20% of TELUS’ total consolidated assets or 20% of TELUS’ total consolidated sales and operating revenues as at December 31, 2024.

1   As of December 31, 2024, TELUS Corporation retained, directly and indirectly, approximately 87% of the combined voting interest attached to all issued and outstanding shares in TELUS International (Cda) Inc. and a 57.6% equity interest.

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4.	GENERAL DEVELOPMENT OF THE BUSINESS
4.1	Three-year history

During the three-year period ended on December 31, 2024, we continued to advance our national growth strategy, guided by our six strategic imperatives.

For a review of the events and conditions that influenced our general development during 2024, and how our business has continued to evolve, please see Section 1.2 - The environment in which we operate, Section 2.2 - Strategic imperatives, as well as progress on our corporate priorities in Section 3 - Corporate priorities and Section 5 – Discussion of operations of our 2024 annual MD&A which sections are hereby incorporated by reference. This AIF also incorporates by reference Section 11 - Definitions and reconciliations of our 2024 annual MD&A.

The following discussion relates to 2022 and 2023 events and conditions.

Strategic imperative: Building national capabilities across data, IP, voice and wireless

We were recognized with various accolades from Opensignal throughout 2022.

●	In the Mobile Network Experience Canada report released in February 2022, we were recognized as being first for Video Experience, Games Experience, Voice App Experience and Upload Speed Experience, and we tied for first in Download Speed Experience and 4G Coverage Experience.
●	In the Canada 5G User Experience Report released in February 2022, we tied for first in 5G Video Experience, 5G Voice App Experience and 5G Download Speed.
●	In the Mobile Network Experience: Canada Report (August 2022), we earned the top spot in four categories (Excellent Consistent Quality, Core Consistent Quality, Games Experience and Voice App Experience), and tied for first in two categories (Video Experience and 4G Coverage Experience).
●	In the Canada 5G Experience Report (August 2022), we earned top recognition in the 5G Video Experience category, and tied for first in two categories (5G Voice App Experience and 5G Download Speed).
●	In the 5G Global Mobile Network Experience Awards 2022 released in September 2022, TELUS was noted as a 5G Global High Performer for 5G Reach.

We were recognized by U.S.-based Ookla for our network performance in 2022.

●	We won the award for North America’s Fastest Mobile Network in January 2022, according to results from tests taken with Speedtest by Ookla for Q3-Q4 2021.
●	According to Ookla’s Speedtest Intelligence, we delivered the fastest median download speeds among top providers in Canada during the first, second and third quarters of 2022, while tying for fastest median download speed in the fourth quarter of 2022.
●	We were named Canada’s Fastest Mobile Network for Q3-Q4 2021 (January 2022) and Q1-Q2 2022 (July 2022).

For the second consecutive year, in 2022 TELUS was named Canada’s Most Respected Mobile Service Provider in Canada’s Most Respected Corporation Awards Program, ranking first out of 13 other mobile service providers. Koodo ranked second overall for 2022. The award recognized our reputation across customer service excellence, community giving, team culture, diversity, equity and inclusion efforts, as well as overall brand trust by the Canadian public.

In Canada-based Tutela’s report entitled Canada: State of Mobile Experience March 2022, we were awarded the four national awards for Excellent Consistent Quality, Core Consistent Quality, 5G Excellent Consistent Quality and 5G Core Consistent Quality, based on data from September 1, 2021 to February 28, 2022.

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In U.S.-based PCMag‘s report The Fastest ISPs of 2022: Canada, released in June 2022, we were ranked as the fastest nationwide internet service provider (ISP) in Canada among major ISPs. Among all major providers across Canada, the testers at PCMag experienced peak download speeds on the TELUS PureFibre network of up to 2,500 Mbps, and upload speeds more than 30% faster than any other widely available plans in Canada.

In January 2022, we announced our multi-year contract with Sandvine, which will enable us to use Sandvine’s application and network intelligence solutions on Google Cloud to further assist us in monitoring and managing expected growth in mobile data and video traffic across our network.

In January 2022, we announced a five-year partnership with the University of Ottawa (uOttawa) to transform the campus into a 5G-connected innovation hub. In addition to this collaboration fueling multidisciplinary research to advance global health and life-saving diagnostics and treatments and cybersecurity, it will also transform uOttawa campuses and enrich the student experience through new curriculums and teaching methods as students participate in cutting-edge research leveraging the power of 5G.

In February 2022, we announced that we are partnering with Google Cloud and NXN Digital to make Canadian cities safer, greener and smarter. This strategic alignment combines our leading networks with Google Cloud’s infrastructure and data analytics, and NXN Digital’s smart-city-as-a-service platform, to enable cities and districts of any size to improve the lives of their citizens through initiatives such as controlling traffic signals to reduce congestion and emissions, and utilizing data analytics that create smarter, more efficient city planning.

In March 2022, together with Samsung Networks, we announced the successful deployment of Canada’s first next-generation Mission Critical Push-to-X (MCPTX) services. Deployed over our leading networks, this new MCPTX solution will equip Canada’s first responders with the information and data they need to more accurately assess emergency situations, improve responsiveness and operational efficiency, and drive better public safety outcomes.

In March 2022, we announced that we will be utilizing our Smart Hub technology and leading 5G network to bring fixed wireless internet speeds up to 100 Mbps to nearly 60 rural communities across B.C. and Alberta by the end of the year. Our Smart Hub technology uses a fixed wireless connection that is powered by our 5G network to deliver faster home internet speeds, making this an innovative alternative for customers living in remote communities or areas that are more challenging to serve with a traditional broadband connection.

In March 2022, together with the Vector Institute, we announced the launch of the energy optimization system to reduce climate impacts from data centres.

In April 2022, we were recognized as one of the Best B2B Brands in Canada in 2022 by Report on Business, ranking sixth out of 79 companies in Canada, up from eighth in 2021. This is a testament to our team’s commitment to leverage our social purpose to create remarkable human outcomes while delivering exceptional experiences in the business-to-business (B2B) space.

In May 2022, we announced a strategic collaboration with Taoglas Waste Technologies to combine our Smart City solutions with the Taoglas Waste Insights software to allow for cities to vastly enhance the operation of waste management systems. These smart waste solutions present practical commercial benefits and, more importantly, make a lasting positive impact on the environment.

In June 2022, our #StandWithOwners program returned for the third consecutive year, recommitting $1 million to help businesses across Canada with funding, localized advertising and technology prizes.

In June 2022, we deployed new 3500 MHz spectrum on our next-generation 5G mobile network to further support our country’s economic growth and competitiveness, bringing enhanced capacity, low latency and even faster speed to our customers in Toronto, Montreal, Ottawa, Edmonton and Victoria.

In October 2022, we announced our collaboration with the Peel Regional Police Service to advance 5G innovation and deploy technologies that will keep our communities safe. This association will provide greater connection while in the field, advance the next generation of 9-1-1 services and connect mental health services within the community as well as equip first responders with improved multimedia tools and real-time data, enabling them to better assess emergency situations and provide urgent support.

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We received a number of accolades from independent global analytics company Opensignal throughout 2023.

●	In the 2023 Canada Mobile Network Experience Report released in February 2023, we were recognized as winning outright for Core Consistent Quality and Voice App Experience, and tied for first place in Excellent Consistent Quality, Games Experience, Upload Speed Experience and 4G Coverage Experience.
●	In the 2023 Canada 5G Experience Report also released in February 2023, we won outright for 5G Video Experience and tied for first in 5G Availability, 5G Reach, 5G Games Experience and 5G Voice App Experience.
●	In the Mobile Network Experience: Canada Report (August 2023), we earned the top spot in the Voice App Experience category and tied for first in three categories (Games Experience, Download Speed Experience and Availability).
●	In the 5G Experience: Canada Report (August 2023), we tied for first place in the 5G Voice App Experience category.

We were also recognized by U.S.-based PCMag in 2023.

●	In March 2023, PCMag published its Readers’ Choice Awards 2023 and Business Choice Awards 2023 in its Best Mobile Phones and Service Providers in North America study. The awards, based entirely on reader rankings, rate overall satisfaction with major and mobile virtual network operator (MVNO) carriers in Canada. TELUS won both the Readers’ Choice and Business Choice Awards for Top Major Carrier and Public Mobile won the Readers’ Choice Award for MVNOs in Canada.
●	In the report The Best ISPs 2023: Canada, released in August 2023, we were ranked as the fastest nationwide internet service provider (ISP) in Canada among major ISPs and best ISP in B.C. and Alberta.

In January 2023, we announced a partnership with the University of Windsor to launch a 5G-connected campus and commercial lab to support advanced research with 5G technology and establish the university as a go-to centre for innovation. The collaboration will support multidisciplinary research in the agriculture, advanced manufacturing, and connected and autonomous vehicles sectors.

In February 2023, we announced a new collaboration with Amazon Web Services, Inc. (AWS) to create a new TELUS smart living solution that will use the latest advancements in cloud technologies, Internet of Things (IoT), machine learning and AI to create automation experiences using all of a customer’s connected devices. This smart living solution will reduce the complexity of installing and managing connected home devices and services from multiple vendors, device manufacturers and service providers.

In May 2023, we were named the first North American communications service provider (CSP) to be awarded the “Running on ODA” status by industry association TM Forum, recognizing the progress we are making in our open digital architecture (ODA) and delivery capabilities, using cloud-native, vendor agnostic solutions and TM Forum’s industry standard open application programming interfaces (APIs) to deliver value to customers. We are the fourth CSP globally to gain this recognition. TM Forum is an industry association of over 850 global companies that collaboratively solve complex industry-wide challenges, deploy new services and create technology breakthroughs to accelerate change.

In June 2023, our #StandWithOwners program returned for the fourth consecutive year, championing innovative, growing Canadian businesses. Five owners each received a grand prize valued at over $125,000 in funding, advertising and technology, as well as additional prizes to help their business grow and thrive.

In June 2023, we announced that we had signed an agreement with the École de Technologie Supérieure (ÉTS) and iBwave, a Montreal-based software developer, to stimulate innovation in the construction and telecom industries using 5G technology. The collaboration includes the development of a 5G laboratory at ÉTS, which will serve as a multidisciplinary platform for researchers, students and companies to drive innovation in telecommunications, construction, engineering and architecture through 5G networks.

In June 2023, we announced a strategic partnership with JOLT, an Australian electric vehicle (EV) charging company, to install up to 5,000 public DC fast chargers across Canada, running on the TELUS network. This partnership accelerates the development of critical infrastructure to meet public demand, helping to drive the adoption of EVs and support the reduction of greenhouse gas emissions.

In August 2023, we announced the accelerated deployment of our Smart Building technologies across residential and commercial buildings throughout Canada to help organizations reduce energy consumption and adopt technology solutions that assist them in aligning with net-zero carbon emission mandates.

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During the third quarter of 2023, we became the first telecommunications company in Canada to sign the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems introduced by Innovation, Science and Economic Development Canada.

We were the first company in the world to achieve ISO 31700-1 Privacy by Design certification for our Data for Good program, an award-winning insights platform that gives researchers access to high-quality, strongly de-identified data for projects that support social good.

In October 2023, we announced an agreement with FLO, a leading North American EV charging network operator and a smart charging solutions provider, to bring our connectivity to FLO chargers. FLO will leverage our dedicated IoT network solutions and connectivity platforms in FLO public and commercial Level 2 and DC fast chargers across North America. Our innovative technology is expected to enhance reliability and uptime and increase operational efficiency by providing real-time visibility on at least 60,000 of FLO’s chargers in Canada and the U.S., including the new FLO ultra-fast charger.

We were the successful auction participant for 1,430 spectrum licences in the recent 3800 MHz spectrum auction. Combined with the spectrum we secured in the 3500 MHz band in 2021, we have secured approximately 100 MHz of prime 5G mid-band spectrum nationally, with contiguity in 96% of the country, including all major markets, at an average price of $0.82 per MHz-pop. This contiguous spectrum provides wider channels and enables a superior network experience for customers.

In November 2023, TELUS and TerreStar Solutions announced the successful use of satellite connectivity to conduct voice calls, and in partnership with Skylo, a global non-terrestrial-network service provider, send text messages between smartphones and connect to IoT devices. This successful trial paves the way to eliminating no-coverage zones and providing ubiquitous connectivity.

Strategic imperative: Providing integrated solutions that differentiate TELUS from our competitors

Throughout 2022, we continued to invest in our leading-edge broadband technology, which has enabled the success of our internet, TV and security offerings and business services, as well as our mobility solutions, and helped us deploy our 5G technology in 2020.

●	At December 31, 2022, our 4G LTE technology covered 99% of Canada’s population and our LTE advanced technology covered over 96% of Canada’s population.
●	Our 5G network connected over 30.8 million Canadians, representing approximately 83% of Canada’s population at December 31, 2022.
●	As at December 31, 2022, we had connected approximately 3.0 million households and businesses in B.C., Alberta and Eastern Quebec with fibre-optic cable, which provided these premises with immediate access to our fibre-optic infrastructure. This was up from over 2.7 million households and businesses at December 31, 2021.

In March 2022, we were recognized by Brand Finance as having the most valuable telecom brand in Canada, with our brand value growing by 23% to $10.1 billion, according to the Brand Finance Canada 100 report for 2022.

In May 2022, we were named the Most Trusted Telecom brand in Canada for the fourth consecutive year by Canadian consumers in the Gustavson Brand Trust Index presented by the Peter B. Gustavson School of Business at the University of Victoria.

In 2023, we completed copper retirement initiatives in 14 targeted central offices and sites, which are aligned with unlocking the significant value in real estate monetization and optimization.

In 2023, we continued to invest in our leading-edge broadband technology.

●	At December 31, 2023, our 4G LTE technology covered 99% of Canada’s population and our LTE advanced technology covered approximately 95% of Canada’s population. Our 5G network connected more than 31.6 million Canadians, representing approximately 86% of Canada’s population at December 31, 2023.
●	As at December 31, 2023, we had connected approximately 3.2 million households and businesses in B.C., Alberta and Eastern Quebec with fibre-optic cable, which provides immediate access to our fibre-optic infrastructure.

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In June 2023, we were recognized by Gustavson Brand Trust Index as the most trusted telecom brand in Canada, for the fifth consecutive year.

In November 2023, we released our fifth annual Indigenous Reconciliation and Connectivity Report, detailing our progress on the reconciliation commitments in our 2021 Indigenous Reconciliation Action Plan (IRAP) and announcing a new commitment to incorporate Indigenous perspectives into our data ethics and artificial intelligence (AI) strategy.

For our leadership in economic reconciliation, in November 2023, we were honoured to be a recipient of the Indigenomics 10 to Watch award, presented by the Indigenomics Institute.

We were recognized by Mediacorp Canada Inc. during 2023 as one of Canada’s Top Employers for Young People (2023) in January, Canada’s Best Diversity Employers (2023) in March 2023 and Canada’s Greenest Employers (2023) in April 2023.

Strategic imperative: Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

During the first quarter of 2022, TELUS Digital announced a collaboration with Automation Anywhere, a global leader in robotic process automation (RPA), to simplify the delivery and migration of automation solutions on Google Cloud. As a platinum preferred partner and managed services provider of Automation Anywhere, TI is enabling the end-to-end development of RPA solutions on Google Cloud to improve business tasks with more speed, accuracy and efficiency.

During the first quarter of 2022, we released the first version of our agriculture data exchange platform, which allows our customers to leverage connections to farm machinery, weather and other data sources utilizing a single sign-on. This securely streamlines customer access and storage of data in our cloud platform. The platform has since launched commercially and is serving our global clients daily.

In January 2022, we officially launched TELUS Health Virtual Pharmacy, a patient-focused service designed to improve medication management by ensuring timely delivery of prescriptions direct to a patient’s home, providing unlimited access to virtual pharmacist consults, and offering tools to help manage dosing compliance. This virtual pharmacy service allows users to have unlimited one-on-one video and phone consultations with pharmacists from the comfort of their home, while also providing them with tools to keep track of their family’s medications through the service’s online dashboard.

In March 2022, we acquired Sprout Wellness Solutions, a holistic digital health and wellness solution designed to educate, engage and inspire people to improve their health through behavioural change. The solution is available as part of the TELUS Health suite of services for Canadian employers to empower their employees, through their benefits plan, to live healthier lives.

During the second quarter of 2022, we launched our new trade promotion management, optimization and analytics (TPx) solution, and have begun transitioning customers onto our platform with plans to continue transitioning more of our current customers throughout the year. The TPx solution allows food merchants to maximize profitability while minimizing waste and inefficiencies.

In July 2022, we announced the opening of a new mental health clinic in downtown Montreal. In response to a high number of individuals waiting for mental health support in Quebec, the new clinic was accepting new clients and was offering appointments and individualized programming with trained and compassionate psychologists, counsellors and life coaches.

In July 2022, TELUS Digital officially opened its state-of-the-art site in Ballina, Ireland.

In August 2022, TELUS Digital opened its new site in the emerging business district of Pavia, Iloilo in the Philippines. This was its eighth site in the Philippines and second site outside of Metro Manila.

In August 2022, we launched TELUS Health MyPet, a new virtual veterinary care service app that brings dog and cat owners virtual access to provincially licensed vets. TELUS Health MyPet vets provide care for anything from nutritional management and parasite control to behavioural challenges, and can prescribe certain medications. TELUS Health MyPet ensures that pet owners who live in remote areas, or whose pets do not travel well in vehicles, still have access to care without leaving the comfort of home. The initial launch was in B.C.

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On September 1, 2022, we announced the completion of the acquisition of LifeWorks Inc., expanding the global footprint of TELUS Health. This acquisition significantly accelerated our vision of employer-focused healthcare, increasing access to high-quality, proactive healthcare and mental wellness for employees by unifying digital-first solutions across the care continuum.

In November 2022, we announced a strategic initiative to provide TELUS Health’s full suite of total health and well-being solutions to all of Walmart Canada’s more than 100,000 associates. This robust suite of health services will provide Walmart Canada associates and their families with confidential access to hundreds of health professionals from a variety of disciplines to support every step of their healthcare journey.

In December 2022, we announced a new collaboration with Desjardins Insurance that will bring TELUS Health’s leading health and well-being services to members and other eligible individuals from group insurance plans administered by Desjardins.

TELUS Digital closed its acquisition of WillowTree in January 2023, now rebranded as WillowTree, a TELUS Digital Experience Company. WillowTree, a full-service digital product provider that is focused on end-user experiences, brings key tech talent and capabilities to TELUS Digital’s portfolio of next generation solutions, and further augments its digital consulting and innovative client-centric software development capabilities. In addition, WillowTree enhances TELUS Digital’s ability to accelerate TELUS’ own ongoing digital transformation and support key product development across our business, particularly within health and agriculture and consumer goods.

During the second quarter of 2023, TELUS Digital expanded its global operations to South Africa and Morocco, fulfilling near-term client demand for greater diversification in offshore and nearshore delivery capabilities, with additional growth expected in the region over the longer term. In the fourth quarter of 2023, TELUS Digital announced the official opening of its latest site in Casablanca, Morocco, designed with numerous sustainable features and constructed to multiple green certification standards.

In October 2023, TELUS Digital announced the launch of Fuel iX to deliver end-to-end customer experience (CX) innovation. Fuel iX brings together the full spectrum of intelligent experiences across customer, digital, voice, user, employee and human experience.

In November 2023, TELUS Digital announced it had partnered with Five9 to launch the next evolution of the Five9 Intelligent CS Platform, an end-to-end contact-centre-as-a service (CCaaS) solution.

In January 2023, the Canadian Centre for Agricultural Wellbeing welcomed us as its exclusive provider for mental health services. These services help break down barriers to mental health support for farmers who may not have considered reaching out for help before, such as when experiencing catastrophic events, as well as for farmers who do not have access to provincial and federal programming.

In March 2023, we announced a collaboration with Beneva to expand its group insurance offering, namely its employee assistance program. This collaboration enables Beneva to enhance the customer experience of its plan sponsors and members across the country by expanding the type of care and assistance they can access to improve their mental, physical and financial health.

In April 2023, we brought virtual veterinary care to dogs and cats in Ontario with TELUS Health MyPet. This follows the initial launch of TELUS Health MyPet in B.C. in August 2022.

In May 2023, we launched Total Mental Health for organizations across Canada and the United States. This digital-first solution provides employees with access to a team of care professionals who curate personal care journeys with unlimited mental health counselling, therapist-led internet-based cognitive behavioural therapy (iCBT) programs, digital tools, assessments, and ongoing tracking and feedback that is accessible by employees through their company’s health benefits.

In July 2023, we launched TELUS Health Wellbeing in the U.K. to provide working individuals with personalized and flexible workplace health benefits plans.

On August 31, 2023, we completed the rebrand of LifeWorks to TELUS Health. This transformation marked one of the largest rebrands in TELUS’ history as we embark on our journey as a unified global brand.

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In October 2023, we announced our collaboration with Mindyra Health to increase mental health accessibility and affordability for students, athletes, employees and their dependents across the United States. Through this collaboration, individuals receive the support they need via tele-counselling services with experienced healthcare professionals.

In October 2023, Healix announced the delivery of mental health services to support clients’ employees whenever they travel for business via experienced counsellors from TELUS Health. The service provides confidential mental health support 24/7 in times of crisis to support their mental well-being wherever they are in the world.

In November 2023, we launched our next-generation medical alert system to support aging in place across Canada. Our new TELUS Health Medical Alert Pendant comes with a connected Caregiver app that offers advanced GPS enabled location tracking and 24/7 access to live emergency support.

In the third quarter of 2023, we harmonized 11 acquired legacy TELUS Agriculture & Consumer Goods brands for a consolidated go-to-market strategy under the TELUS umbrella. This digital-first approach will enable an optimized, efficient path to capitalize on market opportunities.

In October 2023, Decisive Farming by TELUS Agriculture announced a new partnership with GrainFox to bring more digital grain trade and sell options to Canadian farmers, providing technology-based solutions to support the ongoing transformation of agriculture in Canada. GrainFox, a provider of digital agricultural and financial tools, delivers personalized, data-driven insights to farmers through a mobile or desktop interface.

In the third and fourth quarters of 2023, we celebrated notable customer wins and renewals that resulted in the highest annual sales in the consumer goods business since inception of TELUS Agriculture & Consumer Goods.

Strategic imperative: Focusing relentlessly on the growth markets of data, IP and wireless

TELUS technology solutions (TTech) service revenues increased by $1,054 million or 8.6% in 2022. Our main drivers of growth include: (i) growth in health services revenues driven by business acquisitions, including our acquisition of LifeWorks on September 1, 2022, as well as organic growth; (ii) higher mobile network revenues, including growth in our mobile phone and connected devices subscriber bases, in addition to increased mobile phone ARPU; (iii) an increase in data service revenues, driven by internet and security subscriber growth, business acquisitions, higher revenue per internet customer and TV subscriber growth; and (iv) growth in agriculture and consumer goods services revenues driven by business acquisitions and organic contributions. These factors were partly offset by: (i) continued declines in fixed legacy voice and data services revenues; and (ii) lower TV revenues due to an increased mix of customers selecting smaller TV combination packages and technological substitution.

TTech fixed data services revenues increased by $216 million or 5.2% in 2022. The increase was driven by: (i) growth in internet and data service revenues, reflecting a 6.3% increase in our internet subscribers in 2022, in addition to higher revenue per customer as a result of internet speed upgrades, internet rate plans with larger allotted data amounts, and rate changes; (ii) business acquisitions; and (iii) increased revenues from home security driven by expanded services and customer growth of 21.6% in 2022. This growth was partially offset by: (i) the impact of the fourth quarter 2021 disposition of our financial solutions business; (ii) lower TV revenues, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, largely moderated by subscriber growth of 4.7% over the 12 months of 2022; and (iii) the ongoing decline in legacy data service revenues.

TTech mobile network revenue increased by $383 million or 6.2% in 2022, generated from increases in our mobile subscriber base, including growth of IoT connections, supported by roaming improvements resulting from increased international travel volumes. These impacts were partly offset by (i) lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans; (ii) the impact of the competitive environment putting pressure on base rate plan prices; and (iii) a greater uptake of family discounts and bundling credits.

TTech health service revenues increased by $392 million or 75.2% in 2022, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) higher revenues as a result of the continued adoption of our virtual solutions, inclusive of organic growth and business acquisitions; and (iii) growth in health benefits management services, with plan members continuing to increase their use of elective health services, as well as an increase in the number of lives covered, partly offset by rate changes associated with a contract renewal.

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Our digital and customer experience (TELUS Digital) solutions operating revenues increased by $367 million or 15.9% in 2022, primarily attributable to growth in our tech and games clients, arising from additional services provided to existing clients and new clients added since the prior year. The strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on our TELUS Digital operating results, partially offset by the weakening European euro and related unfavourable foreign currency impact on our European euro-denominated operating results.

TELUS consolidated service revenues increased by $1,421 million or 9.8% in 2022, which exemplified our commitment to a highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals. The completion of our $2.2 billion acquisition of LifeWorks on September 1, 2022 enabled continued innovation and market share growth through our solid financial backing, along with significant cross-selling synergies between our respective organizations, including TELUS Digital. In addition, our continued advanced capital investments in our fibre build and 5G coverage, as well as other capital investments which enable us to support continuing subscriber growth, deliver on our digitization strategy and drive product enhancements, will bolster top-line revenue growth and enhance our strong competitive positioning.

TTech service revenues increased by $1,330 million or 10.0% in 2023. Our main drivers of growth include: (i) growth in health services revenues driven by business acquisitions, including our acquisition of LifeWorks on September 1, 2022, as well as organic growth; (ii) higher mobile network revenues, including growth in our mobile phone subscriber bases, in addition to increased mobile phone ARPU; and (iii) an increase in fixed data service revenues resulting from subscriber growth and higher, albeit moderating, revenue per internet customer. These were partly offset by technological substitution driving declines in TV and legacy voice margins, as well as lower agriculture and consumer goods margins as a result of transient headwinds and macroeconomic challenges.

TTech fixed data services revenues increased by $232 million or 5.3% in 2023.The increase was driven primarily by growth in our internet, security, and TV subscribers, reflecting respective increases of 8.8%, 8.0%, and 5.2% during the year, and higher revenue per internet customer as a result of internet speed updates and rate changes. This growth was partially offset by lower TV revenues, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, and the ongoing decline in legacy data service revenues.

TTech mobile network revenue increased by $336 million or 5.1% in 2023, generated from increases in our mobile subscriber base, including growth of IoT connections, supported by roaming improvements resulting from increased international travel volumes. These impacts were partly offset by (i) lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans; (ii) the impact of the competitive environment putting pressure on base rate plan prices; and (iii) a greater uptake of family discounts and bundling credits.

TTech health service revenues increased by $792 million or 86.7% in 2023, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) higher revenues as a result of the continued adoption of our virtual solutions, inclusive of organic growth in demand for our integrated health, productivity, retirement and benefit solutions; (ii) the continued adoption of our virtual care solutions; and (iii) increased pharmacy management software revenue.

TELUS Digital operating revenues increased by $222 million or 8.3% in 2023. This was attributable to growth in our tech and games clients, eCommerce, fintech and other industry vertical clients, arising from additional services provided to existing accounts and the onboarding of new clients, including those gained from the acquisition of WillowTree on January 3, 2023. The strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on TELUS Digital operating results, partially offset by the weakening European euro and related unfavourable foreign currency impact on our European euro - denominated operating results.

TELUS consolidated service revenues increased by $1,552 million or 9.7% in 2023, which exemplified our commitment to a highly differentiated and potent asset mix geared towards high - growth, technology - oriented verticals. The acquisition of WillowTree on January 3, 2023, enabled our further expansion as a full - service digital product provider. This brought key talent and capabilities to TELUS Digital’s portfolio of next - generation solutions, while also enhancing our digital consulting and revenue - generating capabilities. In addition, the acquisition of LifeWorks in 2022 has allowed for continued innovation and market share growth through our solid financial backing, along with significant cross - selling synergies between our respective organizations. Lastly, our continued advanced capital investments in our fibre build and 5G coverage, as well as other capital investments which enable us to support continuing subscriber growth, deliver on our digitization strategy and drive product enhancements, will bolster top - line revenue growth and enhance our strong competitive positioning.

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Strategic imperative: Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority: putting customers first, as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. The Commission for Complaints for Telecom-television Services (CCTS) annual reports have indicated the successful results of this strategy.

In its 2022 and 2023 Annual Reports, the Complaints for Telecom-television Services (CCTS) reported that TELUS again received the fewest customer complaints among national carriers in 2022 and 2023.

Throughout 2022, as part of our unwavering commitment to put our customers and communities first, we enabled $6.6 million in community giving for humanitarian and emergency relief around the world through cash and in-kind contributions from TELUS, our team members and customers, as well as TELUS Friendly Future Foundation (the Foundation). Our global aid in 2022 included helping those impacted by Hurricane Fiona in Atlantic Canada, Hurricane Ian in Florida, the flooding in Pakistan, the humanitarian crisis in Ukraine and the unrest in Iran.

Throughout 2022, we continued to leverage our Connecting for Good programs to provide support for marginalized individuals. In line with our commitment to enable human connections and to bridge digital divides, we have provided support for 342,000 individuals since the launch of our programs to the end of 2022.

●	During 2022, we welcomed 15,500 new households to our Internet for Good program. Since we launched the program in 2016, more than 46,500 households and close to 150,000 low-income family members and seniors, in-need persons with disabilities and youth leaving foster care have all benefited from subsidized internet to the end of 2022.
o	In January and February 2022, we expanded Internet for Good to thousands of low-income seniors in B.C. and Alberta, as well as Eastern Quebec, providing them with the resources and connectivity they need to succeed.
●	Our Mobility for Good program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In 2022, we added over 10,800 youth, seniors and other marginalized Canadians to the program. Since we launched Mobility for Good in 2017, the program has provided support for 43,000 individuals to the end of 2022.
o	To address the humanitarian crisis in Ukraine, with the backing of partner organizations supporting newcomers from Ukraine, the Mobility for Good program provided over 3,300 free SIM cards with $100 prepaid vouchers to recently arrived Ukrainians facing financial challenges in Canada.
o	In the fourth quarter of 2022, we expanded the Mobility for Good for Indigenous Women at Risk of, or Surviving Violence program to the province of Ontario in partnership with two Indigenous-led organizations, Native Women’s Resource Centre of Toronto and Native Child and Family Services of Toronto. Since we launched the program in 2021, we have been able to provide support to nearly 1,000 women to the end of 2022.
●	Our Health for Good mobile health clinics, serving 23 communities across Canada in 2022, supported more than 47,000 patient visits during the year. Since the program’s inception, we have facilitated more than 143,000 patient visits to the end of 2022, bringing primary and mental healthcare to individuals experiencing homelessness.
o	In the second quarter of 2022, we launched a new Health for Good mobile care clinic in Calgary, in partnership with The Alex.
●	During 2022, our Tech for Good program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for nearly 1,800 Canadians living with disabilities. Since the program’s inception, we have provided professional assistance for 6,500 Canadians living with disabilities to help them independently use or control their mobile device and/or the TELUS Wireless Accessibility Discount to the end of 2022.

In 2022, the Foundation and Canadian TELUS Community Boards directed their financial support to charitable initiatives that help youth and marginalized populations. During its 2022 fiscal year, the Foundation had a direct impact on the lives of more than one million youth by granting $10.6 million to 548 projects delivered by registered charities. Since its inception in 2018, the Foundation has provided nearly $36 million in cash donations to our communities, helping 13.7 million youth reach their full potential to the end of 2022.

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Our TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs that help youth thrive.

●	In the first quarter of 2022, we expanded our Community Boards in Western Canada. The TELUS Vancouver Community Board expanded to include Vancouver Coastal communities and was renamed the TELUS Vancouver and Coastal Community Board. The TELUS Thompson Okanagan Community Board expanded to include Dawson Creek, Fort St. John, Prince George, Quesnel, Cranbrook and surrounding communities and was renamed the TELUS Interior and Northern B.C. Community Board. The TELUS Manitoba Community Board expanded to include Saskatchewan and was renamed the TELUS Manitoba and Saskatchewan Community Board.
●	In December 2022, we launched the TELUS North Carolina Community Board, which builds on the efforts of team members from TELUS Agriculture & Consumer Goods, who have been giving back across the state for over 20 years. The board will direct grants totalling more than US$1 million over the next four years to youth programs with a focus on health, education, the environment and technology.
●	Since 2005, our 19 TELUS Community Boards worldwide have contributed $100 million in cash donations to more than 8,000 initiatives to the end of 2022, providing resources and support for underserved citizens, especially young people, around the world.

We continued to help individuals stay safe in our digital world in 2022 through our TELUS Wise program. More than 112,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events during 2022 to improve digital literacy and online safety, bringing the total number of participants to more than 563,000 since the program launched in 2013.

In May 2022, we received the BEST Award for excellence in employee learning and development from the Association for Talent Development for the 17th consecutive year, making us the only organization to receive this award 17 times.

Also in May 2022, driven by the passion and generosity of our TELUS team, we hosted our 17th annual TELUS Days of Giving across 20 countries. Overall, more than 65,000 team members, retirees, family and friends volunteered around the world, helping to drive 1.44 million hours of global volunteerism in 2022.

Since launching in 2020, TELUS Pollinator Fund for Good has invested nearly $40 million in debt and equity securities of 26 socially responsible and innovative startups, of which 42% are led by women and 58% are led by Indigenous and racialized founders to the end of 2022. In 2022 alone, the Fund closed investments in 13 new socially innovative for-profit startups that are transforming healthcare, caring for our planet, supporting responsible agriculture and enabling inclusive communities. In May 2022, the Fund was named as a finalist in Fast Company’s 2022 World Changing Ideas Awards.

In July 2022, we celebrated the opening of TELUS Sky, our new state-of-the-art headquarters in downtown Calgary. TELUS Sky stands 60 storeys tall and contains 750,000 square feet of office and retail space, including 326 rental homes, and is built to Leadership in Energy and Environmental Design (LEED) platinum standards. With the completion of TELUS Sky, we occupied the largest LEED footprint in North America, including TELUS Garden Vancouver, TELUS Harbour Toronto, TELUS House Ottawa and Place TELUS Quebec.

In November 2022, we were recognized with two gold awards at Excellence Canada’s 2022 Canada Awards for Excellence, winning in the Healthy Workplace and Mental Health at Work categories. We are the only telecommunications company to be recognized in both categories in the same year, for our leadership and organizational commitment to mental health and wellbeing in the workplace.

The TELUS Indigenous Communities Fund was launched in November 2021 and offers grants for Indigenous-led social, health and community programs. Since its inception, the Fund has committed $300,000 in cash donations to 15 Indigenous led community programs supporting food security, cultural revitalization, health, mental health and well-being to the end of 2022.

In November 2022, we released our fourth annual Indigenous Reconciliation and Connectivity Report, holding ourselves accountable to the actions laid out in our 2021 IRAP and detailing how we embed Reconciliation within our business, while sharing inspiring stories of connectivity and modern technology enabling transformative outcomes for Indigenous Peoples.

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In addition to our network expansion into Indigenous communities, we continued to make meaningful progress towards our IRAP including by: establishing an Indigenous Advisory Council with four inaugural members; forming a three-year partnership with the Moose Hide Campaign; realizing a 300% increase over 2021 in Indigenous-supporting volunteerism; and digitizing the Witness Blanket to amplify the truths of Residential School Survivors with a $1 million commitment from TELUS and the Foundation.

During 2022, we received recognition for our global leadership in sustainability, corporate citizenship, social purpose, and environmental and social reporting, including:

●	In January 2022, we were included in the Corporate Knights 2022 Global 100 Most Sustainable Corporations in the World for the 10th time since inception of the recognition in 2005. Additionally, in June 2022, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 16th time and we improved our position on the list, ranking in the top 10.
●	In September 2022, we won the Loyalty360 Best in Class Award for our corporate social responsibility and social impact program excellence.
●	At the World Sustainability Awards 2022 held in Munich during the fourth quarter of 2022, we received the Sustainability Excellence Award for our global leadership and commitment to building a better, more sustainable future.
●	We were recognized at the Global Good Awards 2022 in London, U.K., with a bronze award for Global Good Company of the Year.
●	In December 2022, we were named to the Dow Jones Sustainability North America Index for the 22nd consecutive year.

We were recognized by Mediacorp Canada Inc. throughout 2022 by being named one of: Canada’s Top Employers for Young People (2022) in February, Canada’s Best Diversity Employers (2022) in March, Canada’s Greenest Employers (2022) in April, and Canada’s Top 100 Employers (2023) in November.

Throughout 2022, we led our national peers in consumer likelihood-to-recommend (L2R) for both the premium and flanker mobile tiers. Our L2R was also ahead of our largest Western Canadian cable TV competitor.

In 2022, we had four VPPAs with three solar facilities and one wind facility in Alberta. These facilities produced 77 GWh in the fourth quarter of 2022 and 246 GWh in 2022 in total.

Throughout 2023, we continued to leverage our Connecting for Good programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.1 million individuals to the end of 2023.

●	During 2023, we welcomed 8,500 new households to our Internet for Good program. Since we launched the program in 2016, we have connected over 55,000 households and 175,000 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost internet service to the end of 2023.
●	Our Mobility for Good program offers free or low-cost smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. During 2023, we added 8,600 youth and seniors, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 52,300 people to the end of 2023.
o	In June 2023, we expanded the reach of our Internet for Good and Mobility for Good programs to help government-assisted refugees arriving in Canada get connected. Partnering with 15 resettlement assistance program service provider organizations across the country and growing, Mobility for Good for government-assisted refugees offers a free smartphone and low-cost data plan while Internet for Good for government-assisted refugees offers low-cost high-speed internet service. We have provided support to over 6,200 government assisted refugees and their family members through these programs to the end of 2023.
o	Since launching our Mobility for Good for Indigenous Women at Risk program in 2021, we have supported 2,700 women.

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●	Our Health for Good mobile health clinics facilitated more than 56,000 patient visits during 2023. Since the program’s inception, we have accommodated 200,000 cumulative patient visits in 25 communities across Canada to the end of 2023, bringing primary and mental healthcare to individuals experiencing homelessness.
o	In March 2023, we expanded our Health for Good program to support women and caregivers in need of mental health services by providing free access to TELUS Health MyCare counselling services. Partnering with three charitable organizations, we have provided 900 free counselling sessions this year to women and caregivers in need in British Columbia, Alberta, Saskatchewan and Ontario.
o	In April 2023, we partnered with Old Brewery Mission to launch a new mobile health clinic in Montreal. The Old Brewery Mission Mobile Health Clinic, powered by TELUS Health, is helping marginalized Montreal residents and communities with access to free healthcare services, as well as social and housing-related support.
o	In July 2023, we launched a second mobile health clinic in Victoria in partnership with Victoria Cool Aid Society to address the growing need for primary healthcare and provide support for people experiencing homelessness.
●	During 2023, our Tech for Good program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for over 2,300 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported 8,800 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount to the end of 2023.
●	In 2023, 116,500 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to 680,000 individuals to the end of 2023 since the program launched in 2013.
o	In October 2023, we celebrated 10 years of TELUS Wise with the launch of a new TELUS Wise responsible AI online workshop for youth.

In 2023, the Foundation and Canadian TELUS Community Boards continued to direct all of their funding to charitable initiatives that promote health and well-being for youth across Canada, including the TELUS Student Bursary for post-secondary students facing financial barriers. In 2023, the Foundation supported two million youth by granting $11 million, including $2 million in bursaries, to 550 charitable and community organizations. Since its inception in 2018, the Foundation has provided $47 million in cash donations to our communities, helping 15 million youth reach their full potential to the end of 2023.

●	In February 2023, the Foundation launched its Livable Communities for our Youth Challenge, providing funding to improve the lives of youth by connecting innovative entrepreneurs to Canadian charities.
●	In October 2023, the Foundation launched the TELUS Student Bursary, Canada’s largest bursary fund, supporting students facing financial barriers that impact their ability to enrol in or continue their education. With bursaries valued at up to $5,000, this new $50 million fund, established through an endowment gift of $25 million from TELUS and a commitment of $25 million in fundraising from the Foundation, will help hundreds of students each year access post-secondary education leading to a brighter future. Each bursary recipient will also have access to free mobility and low-cost internet service plans through our Mobility for Good and Internet for Good programs. At the start of the 2023 - 2024 school year in September, the Foundation awarded its first round of bursaries to more than 400 students across the country.

Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards have directed $107 million in cash donations to more than 9,600 initiatives, providing resources and support for underserved citizens, especially young people, around the world to the end of 2023.

●	During the third quarter of 2023, we announced the expansion of five TELUS Community Boards in Alberta and Ontario, which are now providing support for millions of citizens in Alberta and Ontario.

In May 2023, our 18th annual TELUS Days of Giving inspired more than 80,000 TELUS team members, retirees, family and friends in 260 communities, across 32 countries to volunteer, contributing to 1.5 million hours of service globally in 2023. Thanks to the passion and generosity of our TELUS family, 2023 was our most giving year ever.

In November 2023, we added two new clubs in North Carolina to the TELUS Community Ambassadors program, bringing together over 5,000 current and retired team members across 25 clubs to volunteer in their local communities.

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During 2023, TELUS, our team members, customers and the Foundation have provided $12.6 million, in cash donations and in-kind contributions to support 22 humanitarian and disaster relief efforts in Canada and around the world. Our efforts in 2023 included supporting those impacted by unprecedented wildfires and hurricanes in Canada and earthquakes in Türkiye, Syria and Morocco.

TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In July 2023, we announced a doubling of our commitment to the Fund, raising our investment from $1 million to $2 million over the next five years. Since its inception in November 2021, the Fund has distributed $575,000 in cash donations to 29 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada to the end of 2023.

TELUS Pollinator Fund for Good made multiple equity investments during 2023. These included: Flash Forest, a Canadian reforestation company with a mission to plant one billion trees; three new clean technology startups - Climate Robotics, erthos and Plentify - to strengthen climate resilience with agricultural technologies sequestering carbon, plant-powered alternatives to plastic and cleaner energy solutions; and Dryad, a German startup that provides ultra-early wildfire detection through large-scale Internet of Things (IoT) networks and sensors to reduce the risk of fires spreading out of control. Since its inception in 2020, the Fund has invested in 30 socially innovative companies, with 40% led by women and 50% led by Indigenous or racialized founders to the end of 2023.

●	During the first quarter of 2023, the Fund was named Funder of the Year at the 2023 B.C. Cleantech Awards for supporting cleantech ventures as they grow and scale.

During 2023, we received recognition for our global leadership in sustainability, corporate citizenship, social purpose, and environmental and social reporting, including:

●	In January 2023, we were included in the Corporate Knights 2023 Global 100 Most Sustainable Corporations in the World as the top North American telecommunications company, ranking 37th overall; this was the 11th time we have been included since inception of the recognition in 2005. Additionally, in June 2023, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 17th time, ranking in the top 10 and as the highest among the telecom industry in Canada.
●	In May 2023, we received the Mercure award for Sustainable Development Strategy in the Large Corporation category as part of the 2023 Mercuriades Awards, which celebrate the innovation, ambition, entrepreneurship and performance of Quebec businesses.
●	In May 2023, at the Loyalty360 Awards, we won the platinum award for corporate social responsibility, gold award for brand-to-brand partnerships and bronze award for 360 degree (brand).
●	In December 2023, we were named to the Dow Jones Sustainability North America Index for the 23rd consecutive year.

In April 2023, we were recognized for the second consecutive year as one of Canada’s top 10 most valuable brands by Brand Finance. In its Canada 100 2023 report, it valued our 2023 brand at $10.3 billion, a $200 million year-over-year increase.

In January 2024, we were recognized as the highest-valued telecom brand in Canada. In Brand Finance’s Global 500 2024 most valuable brands report, it valued our 2024 brand at US$8.6 billion (C$11.5 billion), up 12.4% year-over-year, moving up 37 spots in its ranking, representing our highest third-party brand valuation ever.

In June 2023, we were recognized by Gustavson Brand Trust Index as the most trusted telecom brand in Canada, for the fifth consecutive year.

In June 2023, we won Best Eco-Loyalty Initiative and Best Corporate Social Responsibility (CSR) Initiative for our TELUS Rewards program at the International Loyalty Awards held in London, England.

In October 2023, we ranked fifth in Kantar BrandZ 2023 Most Valuable Canadian Brands.

In November 2023, we released our fifth annual Indigenous Reconciliation and Connectivity Report, detailing our progress on the reconciliation commitments in our 2021 IRAP and announcing a new commitment to incorporate Indigenous perspectives into our data ethics and AI strategy.

December 31, 2024 | 19

For our leadership in economic reconciliation, in November 2023, we were honoured to be a recipient of the Indigenomics 10 to Watch award, presented by the Indigenomics Institute.

We were recognized by Mediacorp Canada Inc. during 2023 as one of Canada’s Top Employers for Young People (2023) in January, Canada’s Best Diversity Employers (2023) in March and Canada’s Greenest Employers (2023) in April.

Strategic imperative: Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct a Pulsecheck engagement survey to gather confidential team member feedback about TELUS as a place to work in order to measure our progress in creating a high-performance culture. Following each survey, leaders share results with team members and use fair process to build and refine action plans focused on high-priority areas where improvement is required based on Pulsecheck results. We achieved an engagement score of 83% in 2022 and 82% in 2023, each of which is an encouraging accomplishment against the backdrop of the highly competitive and dynamic environment in which we work and reinforces the strength of the culture our team members have built together. In 2022 and 2023, TELUS was the most engaged organization globally compared to organizations of our size and composition according to our survey provider, Kincentric.

5.	DESCRIPTION OF BUSINESS

5.1	Who we are

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company, generating over $20 billion in annual revenue and connecting more than 20 million customers through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing 76 million lives worldwide through innovative preventive medicine and wellbeing technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring ‘give where we live’ philosophy, TELUS and our 140,000 team members have contributed $1.7 billion and volunteered 2.2 million days of service since 2000, earning us the distinction of the world’s most giving company.

TELUS Digital Experience (TSX and NYSE: TIXT) provides digitally enabled customer experience solutions and creates future-focused digital transformations that are designed to stand the test of time. TELUS Digital’s approach incorporates agile methodologies and emphasizes teamwork and customer-centric practices. TELUS Digital’s global team supports client products and services, while also offering technological expertise to address customer experience, business challenges, risk mitigation, and process improvement. Capabilities span digital customer experience and digital solutions, including digital information technology services such as cloud solutions and automation, trust, safety and security services, AI data solutions with expertise in computer vision, and front-end digital design and consulting services.

In 2024, we generated $20.4 billion in operating revenue and other income and had approximately 20.2 million telecom subscriber connections. This included approximately 10.1 million mobile phone subscribers, 3.7 million connected device subscribers, 2.8 million internet subscribers, 1.4 million TV subscribers, 1.1 million security subscribers, and 1.0 million residential voice subscribers.

(a)	Organization

Please see Section 5 - Discussion of Operations of our 2024 annual MD&A which is hereby incorporated by reference and describes our reporting segments: TTech; and TELUS digital experience.

(b)	Our strategy

Please see Section 2 - Core business and strategy of our 2024 annual MD&A which is hereby incorporated by reference.

20 | 2024 Annual Information Form

(c)	Business overview

Please see Section 4 - Capabilities of our 2024 annual MD&A which is hereby incorporated by reference and which describes our principal markets, products and services and our distribution channels.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 - Operational resources in the 2024 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our mobile and fixed businesses, see Section 5.4 TELUS technology solutions segment and for TELUS Digital please see Section 5.5 TELUS digital experience segment in the 2024 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 The environment in which we operate and Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2024 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap and in Section 5.4 TELUS technology solutions segment in the 2024 annual MD&A.

(d)	Competitive environment

Please see Sections 4.1 - Principal markets addressed and competition and 10.4 - Competitive environment of our 2024 annual MD&A which is hereby incorporated by reference.

(e)	Corporate social responsibility and environment

We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship.

Board oversight of climate-related risks and opportunities

Our Board of Directors (Board) is responsible for the stewardship of the Company, which includes oversight of enterprise risk management. At our quarterly board meetings, our Board reviews reports and engages in discussions on corporate strategies, progress and targets, in addition to emerging risks and opportunities for innovation such as how technology can assist in responding to climate-related extreme weather events.

The Corporate Governance Committee (CGC) of our Board reviews and monitors, on behalf of the Board, the Company’s approach, planning and reporting on sustainability and environmental, social and governance (ESG) matters; and reviews and recommends to the Board for approval the Company’s annual sustainability and ESG report and other related disclosures. Our Sustainability and Environment and Enterprise Risk Management teams provide quarterly reports to the CGC. These reports contain pertinent information regarding our environmental and climate-related risks and related compliance activities. The CGC also oversees climate-related opportunities as they arise or are otherwise identified and discussed during quarterly CGC meetings.

In 2022, we considered the role of our Board committees in overseeing climate and sustainability issues and commitments, resulting in clarifications to the Audit Committee’s role in oversight of climate-related financial disclosure. The Audit Committee’s terms of reference were updated to include the review of metrics regarding climate-related risks, sustainability and environmental disclosure in financial reporting, while the CGC remains responsible for reviewing and monitoring TELUS’ overall approach, planning and reporting on ESG and sustainability matters.

Our Board succession planning process involves an ongoing assessment of Board member skills which helps the CGC and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as it relates to sustainability, environment and climate risk management.

December 31, 2024 | 21

Management oversight of climate-related risks and opportunities

Our Chief Executive Officer and Executive Team are responsible for the execution of the strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation as well as identifying climate-related opportunities.

Our Sustainability Team reports to our Chief Communications and Brand Officer, who is responsible for the development and governance of our sustainability strategy.

The Sustainability Team seeks to assess climate-related risks and opportunities by integrating sustainability considerations and implementing projects across the business, delivering in-house training and awareness on sustainability and partnering with procurement to engage suppliers on reducing Scope 3 emissions.

This process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate.

As we work to mitigate the climate impacts of our own operations, we also integrate climate considerations throughout our product development and innovation processes across our business including in emerging areas such as TELUS Health and TELUS Agriculture & Consumer Goods. Consideration of relevant climate risks and opportunities is required for all material investment decisions for enhancing our current products and developing new ones to align with our low-carbon future.

Additionally, we link our sustainability performance to compensation through our corporate scorecard, which affects the company-wide performance bonus structure. The social capitalism index within the scorecard contains metrics which measure our performance in reducing greenhouse gas (GHG) emissions as well as social impact metrics. In addition, our Sustainability team’s performance bonus structure is linked more broadly to our 2025 and 2030 environmental goals.

We are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with enabling positive social and environmental outcomes. More information about our approach to sustainability, our social purpose and climate-related information in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures can be found in our annual Sustainability and ESG Report at https://www.telus.com/en/social-impact.

(f)	Employee relations

Please see Section 4.2 - Operational resources of our 2024 annual MD&A which is hereby incorporated by reference.

5.2	Risk factors

Please see Section 10 - Risks and risk management of our 2024 annual MD&A which is hereby incorporated by reference.

5.3	Regulation

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2024 annual MD&A which is hereby incorporated by reference.

6.	DIVIDENDS AND DISTRIBUTIONS

The dividends per Common Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2024, are shown below:

Quarter ended [1]	2024	2023	2022
March 31	$0.3761	$0.3511	$0.3274
June 30	$0.3891	$0.3636	$0.3386
September 30	$0.3891	$0.3636	$0.3386
December 31	$0.4023	$0.3761	$0.3511
Total	$1.5566	$1.4544	$1.3557

1    Paid on or about the first business day of the next month.

22 | 2024 Annual Information Form

Our shareholders received a total of $1.5566 per share in declared dividends in 2024, an increase of 7.0% from 2023. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 12, 2025, a first quarter dividend of $0.4023 per share was declared, payable on April 1, 2025, to shareholders of record at the close of business on March 11, 2025. The first quarter dividend for 2025 reflects a cumulative increase of $0.0262 per share from the $0.3761 per share dividend paid in April 2024, consistent with our multi-year dividend growth program.

We first announced our dividend growth program in May 2011. In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Effective January 1, 2020, our long-term dividend payout ratio target guideline is calculated as 60% to 75% of prospective free cash flow. See Section 7.5 - Liquidity and capital resource measures of our 2024 annual MD&A which is hereby incorporated by reference. Based on dividends announced as of February 12, 2025, and 1.50 billion TELUS Corporation Common Shares outstanding at December 31, 2024, dividend declarations would total approximately $2.3 billion in 2025, before taking into account any Common Shares purchased and cancelled under any normal course issuer bid that we may implement. There can be no assurance that we will maintain a dividend growth program through 2025.

7.	DESCRIPTION OF CAPITAL STRUCTURE
7.1	General description of capital structure

The authorized capital of TELUS consists of 6,000,000,000 shares, divided into: (1) 4,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the Canadian ownership and control requirements of the Telecommunications Act and the Direction to the CRTC (Ineligibility of Non-Canadians) under the Broadcasting Act as noted in Constraints – Canadian ownership and control requirements.

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2024 annual MD&A which is hereby incorporated by reference.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

December 31, 2024 | 23

As of February 13, 2025, there are no First Preferred shares outstanding.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 13, 2025, there are no Second Preferred shares outstanding.

Shareholder rights plan

TELUS has had a shareholder rights plan (Rights Plan) in place since March 2000. Our current Rights Plan was adopted by the Board on March 13, 2019 (Effective Date) and ratified and confirmed by the shareholders at our annual meeting on May 9, 2019, and reconfirmed by the shareholders at our annual meeting on May 6, 2022.

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years (in 2022 and 2025). Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50% discount) respectively. For further details, please refer to the Rights Plan, a copy of which is available on SEDAR+ at sedarplus.ca on EDGAR at www.sec.gov as an exhibit to TELUS’ registration statement on Form 8-A filed with the U.S. Securities and Exchange Commission on May 10, 2019 (Commission File No. 001-15144) or available from TELUS’ Corporate Governance office, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Normal course issuer bid and shelf prospectus

Please see Section 4.3 - Liquidity and capital resources of our 2024 annual MD&A which is hereby incorporated by reference.

7.2	Constraints

Canadian ownership and control requirements

Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCI is considered to be Canadian-owned and controlled if:

(i)	not less than 80% of the members of its board of directors are individual Canadians;
(ii)	Canadians beneficially own not less than 80% of its voting interests; and
(iii)	it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, an independent programming committee must be appointed to make all programming decisions relating to the licensed broadcasting undertaking.

24 | 2024 Annual Information Form

TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)	a Canadian citizen who is ordinarily resident in Canada;
(ii)	a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;
(iii)

a corporation with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)

a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(a)	Canadians beneficially own and control less than 80% of the issued and outstanding voting shares of the parent corporation and less than 80% of the votes,
(b)	the chief executive officer is a non-Canadian, or
(c)	less than 80% of the directors of the parent corporation are Canadian.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)	refuse to accept any subscription for voting shares;
(ii)	refuse to allow any transfer of voting shares to be recorded in its share register;
(iii)	suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and
(iv)	sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the TSX, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the NYSE, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

December 31, 2024 | 25

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10% share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10% share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10% threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

7.3	Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2024 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook which could result in a rating below investment grade could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives.

The rating agencies regularly evaluate TELUS and TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy. The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services
TELUS Corporation
Notes	BBB	BBB	Baa2
Commercial paper	R-2 (mid)	A-2	P-2
TELUS Communications Inc.
Debentures	BBB	BBB	—

26 | 2024 Annual Information Form

Institution	Rating
DBRS

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than “AAA” and “D”, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A “BBB” rating denotes adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

A DBRS rating trend provides guidance with respect to an opinion regarding the outlook for a rating. The rating trend indicates the direction a rating may move if present circumstances continue unless addressed. A positive or negative trend represents an indication that there is a greater likelihood that the rating could change in the future than is the case if a stable trend was assigned. Assignment of a positive or negative trend are resolved typically within a twelve-month period.

S&P

A S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A S&P rating outlook indicates an opinion regarding the potential direction of a long-term credit rating over the intermediate term (ranging six months to two years). A positive outlook indicates a rating may be raised, and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when the ratings are not likely to be changed, and a developing outlook is assigned when rating may be raised or lowered.

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term.

As of February 12, 2025, DBRS, S&P and Moody’s rate TELUS as BBB (or equivalent) with a stable outlook. As is common practice, during the last two years, each of the mentioned credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

December 31, 2024 | 27

8.	MARKET FOR SECURITIES
8.1	Trading Price and Volume

Our Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2024 are listed below:

	TSX – Common Shares			NYSE – Common Shares
Month	High ($)	Low ($)	Volume	High ($U.S.)	Low ($U.S.)	Volume
January	24.92	23.31	50,342,048	18.55	17.45	44,038,364
February	24.47	22.83	64,484,858	18.16	16.90	46,886,016
March	23.97	21.31	68,162,340	17.77	15.69	56,022,753
April	22.42	21.12	69,981,528	16.53	15.35	57,571,578
May	22.75	21.84	72,594,483	16.71	15.93	45,745,252
June	22.97	20.67	86,230,778	16.79	15.10	43,398,992
July	22.41	20.04	58,265,106	16.24	14.63	39,400,259
August	23.09	21.49	74,539,482	16.65	15.80	49,203,753
September	23.43	21.77	76,124,067	17.27	16.08	42,119,195
October	22.76	21.86	64,775,176	16.84	15.76	45,045,095
November	22.14	20.88	89,028,517	15.91	15.00	65,575,081
December	22.54	19.10	106,464,229	15.97	13.24	78,150,503

8.2	Prior Sales

In 2024, we undertook debt offerings consisting of a $1.8 billion, three-tranche note offering which included a Sustainability-Linked Note, and an additional $700 million, single-tranche note offering. These offerings increased our weighted average cost of long-term debt from 4.33% to 4.37% and brought our average term to maturity from 11.3 years to 10.4 years.

Please refer to TELUS Corporation’s 2024 year-end audited consolidated financial statements – Note 26(b) TELUS Corporation senior notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2024, the Company had $1.4 billion of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.0 billion).

9.	DIRECTORS AND OFFICERS
9.1	Name, occupation and security holding

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at February 13, 2025, as well as the date each such person became a director of TELUS and current committee membership are as set out below. Currently, there are 14 directors on the Board. Each was elected at TELUS’ annual general meeting (AGM) on May 9, 2024. Each director’s term of office

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will expire immediately before the election of directors at the upcoming AGM on May 9, 2025. Nominees for re-election will be included in the Information Circular for the 2025 AGM.

Directors of TELUS Name and municipality of residence	Director since	Principal occupation
Raymond T. Chan [2,3] Vancouver, British Columbia	2013	Corporate Director

Hazel Claxton [1,2] Toronto, Ontario	2021	Corporate Director

Lisa de Wilde 3 - Chair, [2] Oakville, Ontario	2015	Bell Media Professor of Media Management, Schulich School of Business, York University

Victor Dodig [2] Toronto, Ontario	2022	President and Chief Executive Officer, CIBC group of companies

Darren Entwistle Calgary, Alberta	2000	President and Chief Executive Officer, TELUS Corporation

Thomas E. Flynn [1,2] Toronto, Ontario	2020	Corporate Director

Mary Jo Haddad 2 – Chair, [3] Niagara-on-the-Lake, Ontario	2014	Founder and President, MJH & Associates (strategic leadership and healthcare advisory services)

Martha Hall Findlay [1] Calgary, Alberta	2024	Director of the School of Public Policy and Palmer Chair at the University of Calgary

Christine Magee [1,2] Toronto, Ontario	2018	Co-Founder and Chair, Sleep Country Canada

John Manley Ottawa, Ontario	2012	Chair, TELUS Corporation; Chair, Jefferies Securities, Inc.; and Senior Business Advisor at Bennett Jones LLP

David Mowat 1 – Chair West Vancouver, British Columbia	2016	Corporate Director

Marc Parent [2,3] Montreal, Quebec	2017	President and Chief Executive Officer, CAE Inc.

Denise Pickett [1,3] Toronto, Ontario	2018	President, Global Services Group, American Express

W. Sean Willy [1,3] Saskatoon, Saskatchewan	2021	President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation

1Member of Audit Committee

2	Member of People, Culture and Compensation Committee
3	Member of Corporate Governance Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Martha Hall Findlay was the Chief Sustainability Officer for Suncor Energy from January 2020 to February 2022 and Chief Climate Officer of Suncor Energy from February 2022 to November 2022; and Thomas Flynn was CFO of BMO Financial Group from March 2011 to December 2020.

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Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of February 13, 2025, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Darren Entwistle Calgary, Alberta	President and Chief Executive Officer

Doug French Whitby, Ontario	Executive Vice President and Chief Financial Officer

Navin Arora Calgary, Alberta	Executive Vice President and President, Business Solutions, Health, Agriculture & Consumer Goods, and Partner Solutions

Zainul Mawji Edmonton, Alberta	Executive Vice President and President, Consumer Solutions

Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer

Mario Mele Calgary, Alberta	Senior Vice President and Treasurer

Andrea Wood Toronto, Ontario	Executive Vice President and Chief Legal and Governance Officer

All of the executive officers of TELUS have held their present positions or other positions with the Company during the past five years or more.

TELUS shares held by directors and executive officers

As at February 10, 2025, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,843,824 Common Shares, which represented approximately 0.12% of the outstanding Common Shares.

9.2	Cease trade orders, bankruptcies, penalties or sanctions

For the 10 years ended February 13, 2025, other than as disclosed below we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. On December 1, 2022, the Court of King’s Bench for Saskatchewan issued an Order approving a Proposal filed with the Office of the Superintendent of Bankruptcy on October 21, 2022 and as accepted by requisite majorities of the creditors of Tron Construction & Mining Inc. (TCMI) and Tron Construction & Mining Limited Partnership (TCMLP), a 100% First Nation owned business. W. Sean Willy is the President and CEO of Des Nedhe Development Corporation, which, among other portfolio investments, owns TCMLP. In connection with such ownership, Mr. Willy is the Chair of TCMI.

For the 10 years ended February 13, 2025, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade order, an order similar to a cease trade order or an order that denied such issuer access to any exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, (in each such case, an “Order”) while that person was acting in that capacity, or was subject to such an Order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity.

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10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.18 - Litigation and legal matters in the 2024 annual MD&A and in the Company’s December 31, 2024, consolidated financial statements Note 29(a) Claims and lawsuits.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing or reporting fees, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

12.	TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 800, 324 - 8th Avenue SW, Calgary, Alberta T2P 2Z3.

13.	MATERIAL CONTRACTS

TELUS holds a five-year unsecured $2.75 billion credit facility (2018 Credit Facility) with a syndicate of financial institutions. On June 13, 2024, a fourth amendment agreement was entered into to reflect Canadian Dollar Offered Rate (CDOR) cessation and replacement Canadian Overnight Repo Rate Average (CORRA) references with no other substantial changes to the credit agreement. The 2018 Credit Facility may be used for general corporate purposes including the backstop of commercial paper.

TELUS has also entered into material contracts in connection with the following financings in 2024:

●	On February 15, 2024, TELUS issued $500 million aggregate principal amount of 5.10% Sustainability-Linked Notes, Series CAN, due February 15, 2034; $700 million aggregate principal amount of 4.80% Notes, Series CAO, due December 15, 2028; and $600 million aggregate principal amount of 4.95% Notes, Series CAP, due February 18, 2031.
●	On August 13, 2024, TELUS issued $700 million aggregate principal amount of 4.65% Notes, Series CAQ, due August 13, 2031.

The applicable trust indenture and supplemental indenture documents in relation to these notes have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The terms of the indenture are fully described in our final short form base shelf prospectus dated August 8, 2022 and August 2, 2024 filed on SEDAR+. The terms of the various notes issued in 2024 and the applicable supplemental indentures are as set forth in the shelf prospectus supplements dated February 12, 2024 and August 8, 2024, filed on SEDAR+. The base shelf prospectus dated August 8, 2022 and subsequently on August 2, 2024 have been filed as part of a registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (Commission File No. 333-281233).

14.	INTERESTS OF EXPERT

Deloitte LLP, is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

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15.	AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are David Mowat (Chair), Hazel Claxton, Martha Hall Findlay, Tom Flynn, Christine Magee, Denise Pickett and W. Sean Willy. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that David Mowat, Hazel Claxton and Tom Flynn are each an audit committee financial expert having the required accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

David Mowat is the Chair of the Audit Committee. He is the former President and CEO of ATB Financial, a position he held from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. He is currently a director of the Laurentian Bank Group and Edmonton Regional Airports Authority. David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. In 2015 he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology, in 2017 he received an honorary doctorate of laws from the University of Alberta, and in 2024, he received an honorary doctor of the university degree from MacEwan University.

Hazel Claxton is the former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. (renamed LifeWorks Inc.), a position she held from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of Bank of Montreal, Allied Properties REIT, University Pension Plan Ontario, and Unity Health Toronto. Previously, she was on the boards of Queen’s University, St. Michael’s Hospital, and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

Martha Hall Findlay is the Director of the School of Public Policy and Palmer Chair at the University of Calgary. Martha previously served as Chief Sustainability Officer and Chief Climate Officer for Suncor Energy, and before that was President and CEO of the Canada West Foundation. Earlier in her career, she served as Corporate Counsel at Bell Mobility and General Counsel and then General Manager at Mobility Canada. She has recently served on the Deputy Minister of International Trade’s Trade Expert Advisory Council, and as a member of the Expert Group on Canada-US Relations, the Canada-US Law Institute Executive Committee, the Asia Business Leaders Advisory Council and the Canada-Korea Forum. Martha’s leadership and impactful work in environmental stewardship and climate action has been recognized through accolades such as the Queen Elizabeth II’s Platinum Jubilee Medal from the Government of Alberta, the ‘Clean50’ award recognizing her as one of Canada’s leading figures in sustainability, and the Canadian Climate Champion award by the British High Commission and the Canada Climate Law Initiative. Martha holds a Bachelor of Arts in International Relations from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University and holds the ICD.D designation from the Institute of Corporate Directors.

Tom Flynn is the former Vice-Chair of BMO Financial Group. Prior to 2021, he was an executive officer and served as Bank of Montreal’s Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Previously, Tom held other leadership positions, including Executive Vice-President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is a Director of Ontario Health and was previously Chair of the Board of Sunnybrook Health Sciences Centre, Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University, is a Chartered Professional Accountant and a Fellow of CPA Ontario, and holds the ICD.D designation from the Institute of Corporate Directors.

Christine Magee is the Co-Founder and Chair of Sleep Country Canada. She co-founded Sleep Country in 1994, establishing it as a prominent player in the sleep products industry. Prior to her entrepreneurial venture, Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada from 1982 to 1994. Christine serves on the Board of Directors of Metro Inc. and on the boards of other private and not-for-profit organizations, including Trillium Health Partners. She

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has previously served on the Board of Directors of Woodbine Entertainment Group, Cott Corporation, McDonald’s Canada, Sirius XM Canada, Plan International Canada, Western University Entrepreneurship Advisory Council, and the Advisory Board of the Ivey School of Business. Christine is a Member of the Order of Canada and has been inducted into the Women’s Executive Network Canada’s Top 100 Most Powerful Women Hall of Fame. Christine holds a Business and Administration (Honours) degree from the University of Western Ontario. She has received of an Honorary Doctorate of Commerce from Toronto Metropolitan University.

Denise Pickett is the President, Enterprise Shared Services, American Express, as of February 2025. Prior thereto, she was the President of the Global Services Group of American Express, a role she had held since 2019. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services and most recently as American Express’ Chief Risk Officer. Denise serves on the board of directors of the United Way of New York City. Her expertise and influence in the payments industry have been recognized, as she has been named one of the Most Influential Women in Payments by Payment Source. Denise holds an MBA in marketing from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

W. Sean Willy is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. From 2010 to 2016, Sean was the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive, with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities. In his career, Sean has developed and implemented progressive and innovative Indigenous inclusion and value-added corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, and this has led to Sean building partnerships in Australia, the United States and throughout Canada. Sean is currently on the Board of GreenFirst Forest Products Inc. In the past, he has served as Chair of the Mining Association of Canada’s Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by our external auditor and its affiliates to us are required to be pre-approved by our Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

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The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during each of the years ended December 31, 2024 and 2023.

	Year ended December 31, 2024		Year ended December 31, 2023
Type of work	$ millions	%	$ millions	%
Audit fees [1]	5.045	34.0	4.096	32.7
Audit-related fees [2]	8.239	55.6	7.978	63.6
Tax fees [3]	0.692	4.7	0.463	3.7
All other fees [4]	0.846	5.7	—	0.0
Total	14.823	100.0	12.537	100.0

1	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
2	Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS Digital, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3	Relates to tax compliance, tax advice and tax planning.
4	Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Sustainability Reporting Advisory (2024), Technology Due Diligence (2024), Electronics Recycling Process Improvements (2024) and AI/GenAI Capabilities Assessment and Benchmarking (2024).
16.	ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR+ at sedarplus.ca and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 9, 2025. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2024. All of the above information can also be found at telus.com. Additional information about our TELUS International (Cda) Inc. (d.b.a. TELUS Digital Experience) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

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APPENDIX A:TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures as they relate to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

TELUS Corporation (the “Company”) is the sponsor and administrator of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, the TELUS Defined Contribution Pension Plan, any successor plans, related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the “Pension Plans”). The Board is responsible for the management and administration of the Pension Plans as set out in the TELUS Pension Governance Policy approved by the Board.

The Board has established that the Committee will oversee the administration, financial reporting and investment activities of the Pension Plans. The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and applicable legislative and regulatory compliance, subject to the responsibilities that the Board has referred to the People, Culture and Compensation Committee of the Board (the “People Committee”), as set out in the Terms of Reference of the People Committee.

The Committee has delegated certain duties and responsibilities to the Management Pension Committee (the “Management Pension Committee”) which is established and appointed by the Chief Financial Officer of the Company and is governed by its own terms of reference.

1.	MEMBERSHIP
1.1

The Committee will have a minimum of three members, including the chair of the Committee. The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2

The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote. The chair of the Committee will hold such position at the pleasure of the Board.

1.3	All members of the Committee will be Independent Directors.
1.4	All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.
1.5

At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.	MEETINGS
2.1	The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.
2.2

All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if they are not a member of the Committee.

2.3

Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4	The Chief Legal and Governance Officer or their nominee will act as secretary to the Committee.

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2.5

The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings and meeting materials, regardless of whether the director is a member of the Committee.

2.6	The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.
3.	QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.	DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

(a)

the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(b)

the interim and annual management’s discussion and analysis of financial condition and results of operations (“MD&A”) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(c)	earnings press releases and earnings guidance, if any; and
(d)

all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results, annual information form and any metrics regarding climate related risks, sustainability, and environmental disclosure in financial reporting, including but not limited to, disclosure made under the Task Force on Climate-related Financial Disclosures framework established by the Financial Stability Board.

4.2External Auditors of the Company

The external auditors will report directly to the Committee and the Committee will:

(a)	appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;
(b)	conduct an annual review of the external auditors;
(c)

oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of coordination between the plans of the external and internal auditors;

(d)

discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls over financial reporting of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent, identify or detect fraud, or any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(e)

meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

(f)

pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws. The Committee may also delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval;

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(g)

annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

(h)

at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

(i)

annually, or more frequently as appropriate, assess and confirm the independence, objectivity and professional skepticism of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

(j)	require the external auditors to deliver an annual engagement letter to the Committee;
(k)	review post-audit or management letters, containing recommendations of the external auditors and management’s response;
(l)	review reports of the external auditors; and
(m)	pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and the Company’s policies.

4.3Internal Auditors

The internal auditors will report functionally to the Committee, and administratively to the Company’s Chief Financial Officer (“CFO”), and the Committee will:

(a)	review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;
(b)	review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;
(c)	oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;
(d)	review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;
(e)

annually approve the performance objectives of the internal function and review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

(f)	review and approve the internal audit charter and updates thereto at a minimum of every five years (or sooner if required).

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and
(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO, CFO, or the Chief Internal Auditor will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the chair of the Committee.

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The Committee will review quarterly reports on ethics breaches pertaining to internal controls over financial reporting or fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting. The Chief Internal Auditor will report to the Committee semi-annually, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints involving the integrity of financial reporting.

4.5Accounting and Financial Management

The Committee will review:

(a)

with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

(b)	emerging accounting issues and their potential impact on the Company’s financial reporting;
(c)	significant judgments, assumptions and estimates made by management in preparing financial statements;
(d)	the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;
(e)	the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;
(f)	audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;
(g)	management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and
(h)	internal interim and post implementation reviews of major capital projects.
4.6	Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)	the Company’s financial policies and compliance with such policies;
(b)	the credit worthiness of the Company;
(c)	the liquidity of the Company; and
(d)	important treasury matters including financing plans.

4.7Legal/Regulatory Matters

The Committee will review with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

(a)	annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;
(b)	quarterly reports from the Chief Legal and Governance Officer on compliance with laws and regulations;
(c)	and the anti-bribery and corruption policy and recommend to the Board for approval any material changes thereto.

4.8Risk Management

The Committee will:

(a)	consider reports on the annual enterprise risk assessment and updates thereto;
(b)

except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

(c)	consider reports on security (including cybersecurity);

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(d)	consider reports on financial risk management including derivative exposure and policies;
(e)	consider reports on tax risk management and governance;
(f)	consider reports on business continuity, disaster recovery planning and external threat/hazard monitoring for the Company, including climate-related physical and transitional risks; and
(g)	review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9Pension Plans

Subject to the Articles of the Company and the powers and duties of the Board, the Board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the Board in respect of each Pension Plan, except for those powers and duties expressly delegated to the People, Culture and Compensation Committee in respect of the Supplemental Retirement Plans (“SRPs”) for Executive Management. These delegated powers and duties are subject to exceptions and limitations in certain instances where the Pension Plan documents concerned provide that certain powers and duties are assigned to various parties other than the Board or the Company. The Committee will review regular summaries of the investment performance of each Pension Plan as well as annually audited financial statements for the Pension Plans.

4.10 Pension Risk Oversight

Except to the extent reserved by the Board or delegated to the People Committee, in the exercise of its powers and duties hereunder, the Committee will oversee and monitor the timely identification of material risks associated with the administration and investment activities of the Pension Plans and the implementation of appropriate systems and processes to identify and manage those risks.

4.11 Pension Plan Design

(a)

Initiation, Merger and Termination of Pension Plan – The Committee will review and recommend to the Board for approval all decisions to initiate a pension plan, merge or terminate any Pension Plan, or otherwise fundamentally change the nature of the pension arrangement for any Pension Plan.

(b)

Appointment of Trustee(s) - The Committee will review and recommend to the Board for approval the appointment of the trustee for each Pension Plan, including any appointment in the event of the removal or resignation of a trustee of a Pension Plan in accordance with the applicable trust agreement.

(c)

Trust Agreement - The Committee will review and recommend to the Board for approval any trust agreement between the Company as the sponsor of a Pension Plan and the trustee, as well as any amendments thereto which give rise to a fundamental change in the nature of the trust arrangement.;

(d)

Plan Amendments - The Committee will approve all amendments to any Pension Plan that, in the opinion of the actuary of the Pension Plan in question, affect the cost of pension benefits. The Committee may, however, in its discretion and on such terms as it may consider appropriate from time to time, delegate to the Management Pension Committee the authority to approve amendments to any Pension Plan where such amendments do not give rise to any change in the cost of pension benefits beyond a maximum amount specified by the Committee, or where such amendments are required to maintain the registration of the Pension Plan under applicable laws.

(e)	Annuity Purchase Programs – The Committee will approve all annuity purchase programs and delegate to the Management Pension Committee the authority to complete the transaction.

4.12 Pension Governance

(a)

Governance Structure as reflected by the TELUS Pension Governance Policy - at least once every five years, the Committee will review the governance structure for the Pension Plans and the TELUS Pension Governance Policy, which sets out the major decision-making bodies and the mandate, scope, duties and responsibilities of those decision-making bodies and recommend any amendments thereto to the Board for approval. The Committee may, however, review and approve amendments to the governance structure where such amendments do not give rise to a fundamental change in the nature of the governance structure.

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(b)

Terms of Reference of the Management Pension Committee – The Committee will periodically review and approve the terms of reference of the Management Pension Committee, and monitor compliance of the Management Pension Committee with its terms of reference.

(c)

Terms of Reference of the Chief Financial Officer of the Company – The Committee will periodically review and approve the terms of reference of the Chief Financial Officer of the Company with respect to the management and administration of the Pension Plans.

4.13 Pension Valuation and Funding

(a)

Funding Policy – The Committee will review and recommend to the Board for its approval, at least once every five years, a funding policy which sets out guidelines with respect to the valuation and funding of the liabilities of the defined benefit Pension Plans.

(b)

Major Actuarial Assumptions – The Committee and the Chief Financial Officer, will review and approve, at least annually, the major actuarial assumptions for the valuation and funding of the liabilities of the defined benefit Pension Plans.

(c)

Actuarial Valuation – The Committee will review the actuarial valuation of the defined benefit Pension Plans prepared by the actuary of the Pension Plans, as approved by the Management Pension Committee, subject to the Chief Financial Officer approving the pension contributions.

(d)

Benefit Enhancements – The Committee will review and approve, at least annually, any benefit enhancements, as contemplated in the respective Pension Plan documents, such as transfer of surplus, or cost–of- living adjustments.

4.14 Pension Asset Mix Policy and Investment Program

(a)

Asset Liability Study and Long Term Asset Mix Policy for Defined Benefit Pension Plans – The Committee will once every five years, or more frequency as required, conduct an asset liability study to establish the long-term asset mix policy, in terms of the proportion of the assets to be invested in various asset classes on average over the long term.

(b)

Statement of Investment Beliefs and Principles – The Committee will at least once every five years, review and approve a Statement of Investment Beliefs and Principles which sets out the fundamental assumptions and rationale underlying the development of investment policies and the management of the assets of the defined benefit and defined contribution Pension Plans.

4.15 Pension Operations and Implementation

(a)	Appointment of Auditor - The Committee will appoint annually the external auditor of the Pension Plans.
(b)	Appointment of Actuary – The Committee will appoint annually the actuary of the Pension Plans.
(c)	Code of Conduct and Conflict of Interest Policy – The Committee will review and approve at least once every five years, the Code of Conduct and Conflict of Interest Policy.

4.16 Other

The Committee will review:

(a)	compliance with the Executive Expense Policy of the expenses of the Board and the CEO;
(b)	significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;
(c)

the disclosure policy of the Company and recommend any material changes thereto to the Board for approval; and evaluate, at least once annually, the adequacy of these terms of reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee; and

(d)	at least once every two years, the Company’s aircraft policy.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

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5.	AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)	engage and set compensation for independent counsel and other advisors;
(b)	communicate directly with the CFO, internal and external auditors, Chief Compliance Officer, Chief Legal and Governance Officer and any other member of management the Committee deems appropriate;
(c)	delegate tasks to Committee members or subcommittees of the Committee; and
(d)	access appropriate funding as determined by the Committee to carry out its duties.

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